Sede legale in Roma Piazzale Enrico Mattei, 1 00144 Roma Tel. centralino: +39 06598.21 www.eni.com

MASSIMO MONDAZZI
CHIEF FINANCIAL OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFO/10037/2013	October 4, 2013

United States Securities and Exchange Commission 100 F Street N.E., Stop 7010 Washington, D.C. 20549

Attention: Cecilia Blye Chief Office of Global Security Risk cc: Roger Schwall Assistant Director Division of Corporation Finance

Re:	Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 9, 2013
File No. 1-14090

Dear Mrs. Blye:

Thank you for your letter, dated September 20, 2013, setting forth comments from the Staff of the Commission on Eni’s annual report on Form 20-F for the year ended December 31, 2012 (the "Form 20-F"). The information set forth below is submitted in response to your comments. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

General

1.	We note from the disclosure on page 16 that you continue to operate in Syria. We also note from the website of your partially-owned subsidiary, Saipem SpA, that its oil drilling rig, Scarabeo 9, operated offshore Cuba in 2012. As you know, Syria and Cuba are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie:
Via Emilia, 1 - Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Please provide us with information regarding your contacts with Syria and Cuba since your letters to us dated February 11, 2011 and March 28, 2011. Your response should describe any goods, services, technology, information, or support you have provided into Syria and Cuba, directly or indirectly, since the referenced letters, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response

Syria

Since our response letters to the Staff of the Commission dated February 11, 2011 and March 28, 2011 our contacts with Syria have regarded mainly the purchase of limited amounts of Syrian-originated crude oil and certain preliminary activities under a contract awarded to our partially-owned subsidiary Saipem SpA as described below. All such activities have ceased since 2012.

• In 2011 our Refining & Marketing business purchased 243 ktons of crude oil from Syrian Petrol Co which we understand to be an affiliate of the Syrian government. We paid $175 million for those transactions. Those amounts represented less than 1% of total volumes of crude oil purchased by this business segment for the year, which were equal to 31.4 million tons, and the amount paid to Syrian Petrol Company represented significantly less than 1% of our consolidated purchases of goods and raw materials for the year (euro 61 billion). In 2010 the purchases of crude oil from Syria were 321 ktons for a purchase cost of $163 million. In 2011 we also purchased 165 ktons of crude oil for a purchase cost of $123 million (115 ktons for a purchase cost of $59 million in 2010) from certain international traders who, according to bills of loading and shipping documentation available to us, we believe purchased that crude oil from Syrian companies.

In addition, in 2011 we sold 127 ktons of refined products, mainly gasoline, to a Syrian company amounting to $114 million. Those amounts represented significantly less than 1% of our sales volumes of refined products and consolidated net revenues for the year (45 million tons and euro 108 billion, respectively). In 2010 we sold 105 ktons of refined products to a Syrian company for a consideration of $87 million. In 2011 we also sold limited amounts of refined products (61 ktons for a consideration of $61 million), mainly gasoline, to certain international traders who, according to bills of loading and shipping documentation available to us, then resold the products to Syrian companies (249 ktons for a consideration of $175 million in 2010).

Finally, in 2011 we executed two time charter contracts for our vessels with international oil companies which involved Syrian ports.

In 2012 we suspended any crude-related operations and sale of refined products with Syria and no further purchases of crude oil from Syrian counterparties or sale of refined products to Syria have been made in 2012 and in 2013 up to date.

• In 2011 our partially-owned subsidiary Saipem SpA carried out limited activities relating to the procurement of goods and preliminary arrangements with suppliers as part of a contract awarded in 2010 by Dijla Petroleum Co, which is an affiliate of the Syrian National Oil Company. This contract is a lump sum, turn-key contract to build a central processing facility with a daily capacity of 50,000 barrels of liquids at the Khurbet East oil field, for approximately euro 100 million. No activities have been executed in situ and the contract has then been suspended indefinitely due to security issues.

Disclosures regarding our main transactions with Syria and Syrian-related parties have been provided in our regulatory filings with the US SEC since the above-mentioned response letter to the Staff of the Commission. We confirm that the information provided to investors in our latest annual report on Form 20-F for the year ended December 31, 2012 is complete and accurate in all material respects.

We continue to believe that our operations in Syria have historically been and continue to be immaterial to our Group’s consolidated revenues, operating profit, cash flow and assets.

Cuba

We do not engage in any meaningful business transactions with Cuba or with Cuba-related parties, nor do we plan to initiate any meaningful operations with Cuba in the foreseeable future. We also confirm that a VI generation semisubmersible drilling rig of Saipem, the Scarabeo 9, was deployed offshore Cuba to execute drilling operations on behalf of certain international oil companies that continued during most of 2012.

In the first quarter of 2013, our London-based trading operations sold a small amount of base oil free on board (approximately 2,000 tons) to an international trader and we shipped such goods at a port in Cuba as requested by the purchaser. The buyer paid a purchase price of approximately euro 1.5 million.

Finally, according to bills of loading and shipping documentation available to us, we also know that in 2012 Eni sold 70 tons of lubricant additives free-carrier to a chemical supplier, Chematek SpA, which have been loaded at the Eni production plant of Robassomero (Torino - Italy) and shipped to Cuba (Cubalub Havana). The buyer paid a purchase price of approximately euro 0.3 million.

2.	Please discuss the materiality of the contacts with Syria and Cuba that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Syria and Cuba for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Cuba.

Response

From a quantitative point of view, and taking into account the size and diversity of our overall operations, we do not believe that our contacts with both Syria and Cuba are material to us or pose any material risk for our security holders. As discussed in response to the first comment above, we do not engage in any meaningful business transactions with Cuba or with Cuba-related parties, nor do we plan to initiate any meaningful operations with Cuba in the foreseeable future.

As far as Syria is concerned, as discussed in response to comment 1 above, our operations in that country have been suspended since 2012 and any transactions carried out with Syrian-related counterparties in 2010 and 2011 have been as a whole immaterial to the Group’s revenues, consolidated profit, cash flow, assets and liabilities.

We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that we have business interests with countries that the U.S. Department of State has designated a sponsor of terrorism and that currently is subject to U.S. economic sanctions. We have also noted the adoption and potential adoption of legislation by certain U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and/or require divestment from, companies that conduct certain business with certain sanctioned countries. However, considering the Company’s particular facts and circumstances, we do not believe that a reasonable investor would consider those factors, as they apply to Eni, important in making an investment decision about our securities.

***

We are available to discuss the foregoing with you at your convenience.
If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-520-41730.

Eni acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Eni may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MASSIMO MONDAZZI
Massimo Mondazzi
Title: Chief Financial Officer